Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES. We have calculated Bottling LLC’s ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings are before taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges (excluding capitalized interest) and losses recognized from equity investments, reduced by undistributed income from equity investments. Fixed charges include interest expense, capitalized interest and one-third of net rent which is the portion of the rent deemed representative of the interest factor.
Ratio of Earnings to Fixed Charges
($ in millions)

	Fiscal Year
	2008	2007	2006	2005	2004
Net income before taxes	$521	$1,049	$925	$896	$832
Undistributed (income) loss from equity investments	(1)	—	2	—	(1)
Fixed charges excluding capitalized interest	284	270	260	217	191

Earnings as adjusted	$804	$1,319	$1,187	$1,113	$1,022

Fixed charges:
Interest expense	$244	$232	$227	$187	$166
Capitalized interest	—	—	—	—	—
Interest portion of rental expense	40	38	33	30	25

Total fixed charges	$284	$270	$260	$217	$191

Ratio of earnings to fixed charges	2.83	4.89	4.57	5.13	5.35